Exhibit 99.1

MEDIA RELEASE

January 23, 2024

Algoma Steel Provides Update on Incident at Coke-Making Plant

SAULT STE. MARIE, Ontario, Jan. 23, 2024 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today provided an update further to the incident on Saturday, January 20 at its coke-making plant when a structure supporting utilities piping collapsed.

Algoma advised that the water-related environmental release was fully contained by the evening of January 20, with most of the effluent being contained on-site. As a result, Algoma currently believes that there is a low risk of impact to the adjacent waterway. The Company remains in contact with regulatory authorities, union leadership, and local stakeholders including Indigenous communities.

A repair plan for the coke-making plant is being developed with third party engineering support in accordance with Algoma’s Environmental Compliance Approval. While the Company is actively assessing coke-making capacity, limited production has resumed at the three coke-production units.

At the time of the coke-making incident, for safety reasons Blast Furnace operations were temporarily suspended while the site was secured. Upon the normal course resumption of iron production, Algoma experienced issues at the Blast Furnace related to other utilities supplying the facility as an unexpected consequence of the coke-making incident. As a result, the Blast Furnace was taken offline and work is underway to restart the furnace. The Company is evaluating the potential operational impact of the Blast Furnace being offline and currently expects to resume production within two weeks. We expect some impact on shipments, the extent of which will depend on the timeline to resume Blast Furnace operations.

Algoma’s combined plate/strip mill and cold mill operations remain unaffected by the incident, as does the EAF construction. Algoma currently believes that it can source adequate coke from third-party suppliers to augment coke production and coke inventory on site.

Algoma has given notice to relevant insurance providers and continues to complete assessments and advance repairs to expedite a return to normal operations while prioritizing the ongoing safety of its employees, the community and the environment.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) with respect to the incident at the coke-making plant, including the impact of the incident on the environment and Algoma’s operations, including with respect to coke supply, resumption of Blast Furnace operations and customer shipments. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially and adversely from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Communications contact:

Laura Devoni

Director – Strategy, Corporate Affairs & Sustainability

Algoma Steel Inc.

Tel: 1.705.255.1202

Fax: 1.705.945.2203

E-mail: Laura.Devoni@algoma.com

Investor contact:

Michael Moraca

Treasurer & Investor Relations Officer Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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